

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2025

Rodrigo Barbosa
Chief Executive Officer
c/o Aura Technical Services Inc.
3390 Mary St, Suite 116
Coconut Grove, FL 33133

> **Re: Aura Minerals Inc.**
> **Draft Registration Statement on Form F-1**
> **Exhibit 10.2**
> **Submitted May 21, 2025**
> **CIK No. 0001468642**

Dear Mr. Barbosa,

You have redacted information from the exhibit identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation